SECURIT 05036992 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Trading Services Brokerage,LLC a/k/a PTS Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

East Gate Business Center, 125 C Gaither Drive
(No. and Street)

Mt. Laurel	NJ	08054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard W. Schank, President, CFO (856) 802-9400
(Area Code – Telephone Number)

RECEIVED FEB 2 8 2005 WASH, D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

1845 Walnut Street, Suite 1300	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Schank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CFO

Title

Notary Public

JANICE M. SCHANK
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 2/19/2008

This report **contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of **Cash Flow.**
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- **[X](o)A report on internal accounting control.**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2004

TABLE OF CONTENTS

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Independent Auditors' Report

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

We have audited the accompanying statement of financial condition of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2004 and the related statements of loss and Members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PTS Brokerage, LLC (a Limited Liability Company)** as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher + Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
February 17, 2005

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 72,489
Accounts receivable	14,494
Central Registration Depository (CRD) Escrow	582
Total current assets	87,565
PROPERTY AND EQUIPMENT	
Computer equipment	2,862
Furniture	495
	3,357
Less accumulated depreciation	(3,159)
Total property and equipment	198
Total Assets	$ 87,763

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Commissions payable	$ 8,932
Guaranteed payments payable	21,820
Accrued expenses	8,926
Total current liabilities	39,678
MEMBERS' EQUITY	48,085
Total Liabilities and Members' Equity	$ 87,763

The accompanying notes are an integral part of these financial statements.

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF LOSS AND MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

REVENUE	
Commissions and fees	$ 64,427
Interest income	92
Total revenue	64,519
OPERATING EXPENSES	
Commissions	14,345
Guaranteed payments	31,860
Depreciation	1,053
Fees and licenses	6,048
Office	12,970
Total operating expenses	66,276
NET LOSS	(1,757)
Members' equity, beginning of year	49,842
Members' equity, end of year	$ 48,085

The accompanying notes are an integral part of these financial statements.

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net loss	$	(1,757)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,053
Changes in:		
Accounts receivable		(14,494)
Central Registration Depository Escrow		1,172
Commissions payable		30,752
Accrued expenses		8,926
Net cash provided by operating activities and increase in cash		25,652
Cash, beginning of year		46,837
Cash, end of year	$	72,489

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and was registered as a broker-dealer in August 2002 under the Securities Exchange Act of 1934, as amended. The Company sells mutual fund and variable annuities to customers located in New Jersey and does not accept, hold or maintain customer securities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided primarily by the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Furniture	5 years

Guaranteed payments to Members

Guaranteed payments to Members that are designed to represent reasonable compensation for services rendered are accounted for as Company expenses rather than as an allocation of Company net income.

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of variable life insurance is recognized upon notification of policy acceptance and renewal.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company, as a limited liability company, has elected to be taxed for Federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for Federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' income tax returns.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2004, the ratio was 1.2 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities and variable annuities of registered investment companies, and the Company does not handle customer funds. At December 31, 2004, the Company had net capital, as defined, of $32,811 which was $27,811 in excess of its required net capital of $5,000.

NOTE C – RENT EXPENSE

The Company leases office space on a month-to-month basis. Rent expense amounted to $1,200 for the year ended December 31, 2004.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total members' equity from statement of financial condition	$ 48,085
Deduct nonallowable assets:	
Accounts receivable	14,494
CRD escrow	582
Property and equipment, net	198
	15,274
Net capital	$ 32,811
Minimum net capital required per 15c3-1(a)(2)	$ 5,000
Aggregate indebtedness from statement of financial condition, net of A-1 liabilities	$ 39,678
Ratio of aggregate indebtedness to net capital	120.9 %
Debt-equity ratio computed in accordance with 15c3-1(d)	82.5 %

PTS BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Total members' equity according to Form X-17A-5	$	49,358
Audit adjustments		
Accounts receivable, commissions earned		13,740
Commissions payable		(6,201)
Guaranteed payments payable		(7,539)
Accrued expenses		(1,273)
Total audit adjustments, net		(1,273)
Total members' equity according to the audit	$	48,085
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2004:		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	47,824
Audit adjustments reflected above		(1,273)
Recomputation of non-allowable assets		(13,740)
Net capital according to the audit	$	32,811

OTHER MATTERS

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Members
PTS Brokerage, LLC
Mt. Laurel, New Jersey

In planning and performing our audit of the financial statements of PTS Brokerage, LLC (the "Company") (a Limited Liability Company) for the year ended December 31, 2004, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Members
PTS Brokerage, LLC

PLAN. PERFORM. PROSPER

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Members, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
February 17, 2005